

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Iain Humphries
Chief Financial Officer and Secretary
Concrete Pumping Holdings, Inc.
6461 Downing Street
Denver, CO 80229

   Re: Concrete Pumping Holdings, Inc.
    Registration Statement on Form S-3
    Filed January 29, 2019
    File No. 333-229402

Dear Mr. Humphries:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

  Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing and
      Construction